Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 25, 2021

Re: M&M Media, Inc.

Offering Statement on Form 1-A

File No. 024-11455

Ladies and Gentlemen:

On behalf of M&M Media, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Tuesday, March 30, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Gary Mekikian

Gary Mekikian

Chief Executive Officer

M&M Media, Inc.

Cc:  Jeanne Campanelli, Esq.

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